NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA REPORTS 18.5 GRAMS PER TONNE GOLD OVER
1.6 METERS IN A 1.3 KILOMETER LONG ZONE AT LA MARTINIERE

September 20, 2006 – American Bonanza Gold Corp. (TSX: BZA, FWB: AB2) (“Bonanza”) is pleased to report new high grade gold drill intercepts that continue to indicate significant continuity of high grade gold mineralization along the 1.3 kilometer mineralized trend at the 100% owned La Martiniere property in northern Quebec.

Drill hole MD-06-09 intercepted a 1.6 meter zone grading 18.45 g/t gold including 0.8 meters grading 31.6 g/t gold. This hole was drilled near the eastern end of the current drilling pattern to verify a previously announced 2.5 meter zone to the east grading 12.45 g/t gold in MD-97-06.

Drill hole MD-06-05 intercepted a 7.1 meter zone grading 3.78 g/t gold including a 1.1 meter zone grading 13.45 g/t gold. This hole was located between previously drilled holes that were over 400 meters apart and contained high grade gold mineralization. MD-06-05 connects strong gold mineralization to previously announced drill hole MD-00-28 (1.5 meters grading 17.1 g/t gold) located on the western extremity of existing drilling.

The current drilling campaign is designed to follow up previously announced drill results by previous companies and identify the important mineralized trends, geometry, and structural controls to the gold mineralization. Additionally, the current drilling is designed to expand the known mineralized zones and indicate the size potential of this mineralized system. The current drilling has been very successful in fulfilling these goals. The drilling recently completed by Bonanza has consistently confirmed previous intercepts drilled on wide spaced centers, and demonstrated continuity to the gold mineralization along the now well established 1.3 kilometer trend. This large mineralized system remains open along strike and down dip.

New La Martiniere Gold Intercepts

Drill Hole #	From (m)	To (m)	Weighted Average		Weighted Average
			Gold (g/t)	Length (m)	Gold (oz/t)	Length (feet)
MD-06-05	53.1	60.2	3.78	7.1	0.11	23.29
Incl.	53.1	54.2	13.45	1.1	0.39	3.61
	56.1	57.9	4.59	1.8	0.13	5.91
	59.5	60.2	4.79	0.7	0.14	2.30
MD-06-09	29.6	30.3	2.12	0.7	0.06	2.30
	85.9	86.8	1.16	0.9	0.03	2.95
	126.9	128.5	1.74	1.6	0.05	5.25
	131.5	133.1	18.45	1.6	0.54	5.25
Incl.	131.5	132.3	31.6	0.8	0.92	2.62

Results from short intervals at the bottom of already reported holes are still pending. The gold values reported here are uncut; interval lengths are measured along the core axis and are not true widths.

Drilling at La Martiniere has established apparent host rock and structural controls to the gold mineralization and defined a stockwork system of silicification and quartz veining that contains albite, carbonate, and pyrite, with associated ankerite, fuchsite, and chlorite over a strike length of 1.3 kilometers and up to 100 meters down dip. This style of mineralization is similar to the Campbell Red Lake deposit where Goldcorp Inc. is currently mining gold at a rate of 600,000 ounces per year.

Brian Kirwin, President and Chief Executive Officer stated: “These impressive drill results continue to highlight the exploration success we are having at La Martiniere. As currently known, the gold mineralized zone is now over 1.3 kilometers long and at least 75 meters in dip extent. Only 32 holes have been drilled in the project to date with very encouraging results, and we are excited to resume drilling to extend the known system. La Martiniere may represent a new gold deposit along the Detour – Fenelon break in northern Quebec. This belt of mineralization may represent a new gold district, and we will continue to aggressively explore this area with the goal of discovering mineable gold deposits.”

About La Martiniere

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares. Bonanza’s Fenelon gold project is 30 kilometers to the east and the (plus two million ounce) Detour Lake gold mine is located 35 kilometers to the west. The Matagami poly-metallic mining district is located 75 kilometers east of La Martiniere on the Detour Lake-Fenelon Break. To view a map describing the drilling results announced, please visit http://www.americanbonanza.com/i/maps/martiniere/martiniere_plan_map.gif.

International Taurus Resources Inc. and Cyprus Canada Inc. completed 23 holes (4,100 meters) at La Martiniere before 2001, (predating National Instrument 43-101) defining high grade gold intercepts associated with quartz-carbonate veining. The best intercept from that program was 14.4 grams gold over 4.2 meters with the nearest hole 300 meters away. Previous drilling was located on wide spaced centers. The Bonanza’s drill program is designed to test the gold intercepted by previous drilling, to test undrilled geophysical anomalies, and to fill in between previous significant gold intercepts along strike and down dip. The original discovery at La Martiniere was the test of an IP anomaly and other IP anomalies on the property remain to be drill tested.

Future Plans

Bonanza company geologists are completing a final analysis of the La Martiniere gold system in preparation for a second phase of drilling that will begin as soon as weather and access conditions permit during 2006. The next phase of drilling will explore along strike where the gold mineralization remains open, explore for down dip extensions of the known mineralization, continue to fill in with closer spaced holes along the defined 1.3 kilometers of strike, and target new zones in the footwall to the known gold mineralization.

Qualified Persons
The La Martiniere Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ), under the technical supervision of Robert Hawkins, VP Exploration for Bonanza, supported by Alain Carrier, P. Geol. (OGQ) and Carl Pelletier, P. Geol., both from Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its high-grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com